EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Investor Contacts:	**Media Contact:**
R. Russell Davis	Fran Phoenix
(318) 484-7501	(318) 484-7467
Rodney J. Hamilton	
(318) 484-7593	

For Immediate Release

Cleco Corp. Posts 2009 Second-Quarter Earnings of $27.0 Million
Company Reaffirms 2009 Earnings Guidance

PINEVILLE, La., Aug. 5, 2009 – Cleco Corp. (NYSE: CNL) reported today 2009 second-quarter net income applicable to common stock of $27.0 million, down $2.4 million from the $29.4 million recorded in the second quarter of 2008 and reaffirms its 2009 earnings guidance.

On an earnings per share basis, Cleco recorded earnings of $0.45 per diluted share, down $0.04 per share from the $0.49 per share recorded in the second quarter of 2008. Results for the quarter were driven by $0.03 per share of higher losses at Midstream primarily from unplanned outage expenses at Acadia and $0.04 per share of lower results at Cleco Power. Partially offsetting these decreases was a $0.03 per share contribution from Corporate.

For the six months ended June 30, 2009, net income applicable to common stock was $33.7 million, or $0.56 per diluted share, down $0.30 per share from the $0.86 per share for the same period in 2008. Results for the six month period were driven by $0.25 per share of lower results at Cleco Power primarily from increased interest charges, net losses relating to economic hedge transactions and operating and maintenance expenses, and $0.10 per share higher losses at Midstream primarily from outage expenses. Partially offsetting these decreases was a $0.05 per share contribution from Corporate.

"We're very close to accomplishing three of our top goals for the year," said Mike Madison, president and chief executive officer of Cleco Corp. "Rodemacher Unit 3 is on schedule to begin commercial operation in the fourth quarter of 2009, we've reached a settlement agreement with all parties on our rate case, and we have executed definitive agreements for the transfer of half of Acadia to Cleco Power."

These projects are discussed in more detail in the company's strategic update.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS three months ended June 30	
Subsidiary	**2009**	**2008**
Cleco Power LLC	$ 0.50	$ 0.54
Cleco Midstream Resources LLC	(0.08)	(0.05)
Corporate and Other[1]	0.03	-
Earnings applicable to common stock	$ 0.45	$ 0.49

[1]Includes dividends on preferred stock

Results for Second-Quarter 2009:

Major Reconciling Items for Second-Quarter EPS 2009 vs. 2008:

$ 0.49	**2008 Second-Quarter Diluted EPS**
0.01	Non-fuel revenue
(0.03)	Energy hedging, net
(0.04)	Interest expense
(0.02)	Income tax adjustments
(0.01)	Other expenses, net
0.05	AFUDC (allowance for funds used during construction)
(0.04)	**Cleco Power results**
(0.03)	**Cleco Midstream results**
0.03	**Corporate results**
$ 0.45	**2009 Second-Quarter Diluted EPS**

Cleco Power's 2009 second-quarter earnings - down $0.04 per share in the quarter-to-quarter comparison

- **Non-fuel revenue increased $0.01 per share compared to the second quarter of 2008** primarily due to higher unbilled sales as a result of above normal temperatures in the latter part of the quarter, partially offset by lower billed sales to industrial customers. Lower sales to industrial customers were largely the result of decreased production at one of Cleco Power's largest industrial customers and the start of a large industrial customer cogenerating its electricity requirements. Cooling degree days for the quarter were comparable to 2008 second-quarter levels and were 17 percent above normal, again reflecting the above normal temperatures in the latter part of the quarter.

(Million kWh)	For the three months ended June 30		
	2009	**2008**	**Change**
Electric Sales			
Residential	791	804	(1.6)%
Commercial	596	599	(0.5)%
Industrial	469	729	(35.7)%
Other retail	34	33	3.0 %
Total retail	1,890	2,165	(12.7)%
Sales for resale	144	103	39.8 %
Unbilled	325	203	60.1 %
Total retail and wholesale customer sales	2,359	2,471	(4.5)%

- **Realized losses and lower mark-to-market gains on energy hedging positions tied to a fixed-price wholesale contract reduced earnings by $0.03 per share compared to the second quarter of 2008.**

- **Interest expense increased $0.04 per share compared to the second quarter of 2008.** Of that, $0.05 per share was primarily related to the issuances of senior notes, Gulf Opportunity Zone bonds and solid-waste disposal bonds. These increases were partially offset by $0.01 per share of lower interest expense relating to medium-term notes and lower interest rates and borrowings under Cleco Power's credit facility.

- **Adjustments to record tax expense at the expected annual effective tax rate decreased earnings by $0.02 per share.**

- **Other expenses were $0.01 per share higher compared to the same period last year primarily due to higher employee benefit costs, training expenses and administrative expenses, partially offset by lower other non-recoverable fuel expenses.**

- **AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.05 per share as compared to the second quarter of 2008.** The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.04 per share, while the debt portion of AFUDC contributed $0.01 per share more than in the second quarter of 2008.

Cleco Midstream Resources' results for second quarter 2009 - down $0.03 per share in the quarter-to-quarter comparison

Acadia was down $0.04 per share compared to the second quarter of 2008 primarily due to higher expenses from an unplanned outage at the facility during 2009. Also contributing to the loss at Acadia were higher interest charges primarily from additional estimated interest costs related to an IRS audit and higher legal fees. These decreases were partially offset by higher net revenue from Acadia's short-term tolling agreement with Cleco Power. Evangeline was up $0.01 per share for the second quarter of 2009 compared to the second quarter of 2008 primarily due to lower gas expenses and lower interest charges.

Other
Corporate earnings increased $0.03 per share in the quarter-to-quarter comparison primarily due to increases in the cash surrender values of corporate life insurance policies.

<u>**Consolidated Diluted Earnings Per Share Allocated to Subsidiaries**</u>

	Diluted EPS six months ended June 30	
Subsidiary	**2009**	**2008**
Cleco Power LLC	$ 0.75	$ 1.00
Cleco Midstream Resources LLC	(0.22)	(0.12)
Corporate and Other[1]	0.03	(0.02)
Earnings applicable to common stock	$ 0.56	$ 0.86

[1]Includes dividends on preferred stock

<u>Results for six months ended June 30, 2009:</u>

<u>Major Reconciling Items for six months ended June 30, EPS 2009 vs. 2008:</u>

$ 0.86	**Six Months ended June 30, 2008**
(0.04)	Non-fuel revenue
(0.07)	Energy hedging, net
(0.14)	Interest expense
(0.09)	Income tax adjustments
(0.04)	Other expenses, net
0.13	AFUDC (allowance for funds used during construction)
(0.25)	**Cleco Power results**
(0.10)	**Cleco Midstream results**
0.05	**Corporate results**
$ 0.56	**Six Months ended June 30, 2009 Diluted EPS**

Cleco Power's six months ended June 30, 2009 earnings - down $0.25 per share year over year

- **Retail and wholesale sales decreased $0.04 per share compared to last year's results primarily from milder winter weather and lower industial electric sales.** Lower sales to industrial customers were largely the result of decreased production at one of Cleco Power's largest industrial customers and the start of a large industrial customer cogenerating its electricity requirements. Heating degree days for the first half of 2009 were 9 percent below 2008 levels while cooling degree days were 2 percent above 2008 levels.

(Million kWh)	For the six months ended June 30		
	2009	**2008**	**Change**
Electric Sales			
Residential	1,607	1,644	(2.3)%
Commercial	1,139	1,153	(1.2)%
Industrial	1,056	1,416	(25.4)%
Other retail	66	65	1.5 %
Total retail	3,868	4,278	(9.6)%
Sales for resale	233	173	34.7 %
Unbilled	192	147	30.6 %
Total retail and wholesale customer sales	4,293	4,598	(6.6)%

- **Mark-to-market and realized losses on energy hedging positions tied to a fixed-price wholesale contract increased $0.07 per share year over year.**

- **Interest expense increased $0.14 per share compared to the first half of 2008 primarily due to the issuances of senior notes, senior secured storm recovery bonds, Gulf Opportunity Zone bonds and solid-waste disposal bonds.**

- **Adjustments to record tax expense at the expected annual effective tax rate decreased earnings by $0.09 per share.**

- **Other expenses were $0.04 per share higher compared to the same period last year primarily due to higher general liability expense, higher employee benefit costs, training expenses and administrative expenses.**

- **AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.13 per share as compared to the first half of 2008.** The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.10 per share, while the debt portion of AFUDC contributed $0.03 per share more than in the first half of 2008.

Cleco Midstream Resources' six months ended June 30, 2009 results - down $0.10 per share year over year

Evangeline was down $0.05 per share for the first half of 2009 compared to the first half of 2008 primarily due to higher maintenance expenses largely related to a planned steam turbine major inspection outage during 2009. Acadia was down $0.04 per share for the first half of 2009 compared to the first half of 2008 primarily due to higher expenses from an unplanned outage at the facility during 2009. These decreases were partially offset by higher net revenue from Acadia's short-term tolling agreement with Cleco Power. Additional estimated interest costs related to an IRS audit reduced Midstream's results by $0.01 per share.

Other
Corporate earnings increased $0.05 per share in the year-to-year comparison primarily due to increases in the cash surrender values of corporate life insurance policies, lower interest charges resulting from the repayment of $100 million of senior notes in May 2008 and lower other net expenses.

Earnings Guidance
"We are reaffirming our 2009 earnings target in the range of $1.62 to $1.72 per share," Madison said. "Those targets assume normal weather for the remainder of the year and the continuation of our current rate plan through the in-service date of Rodemacher Unit 3. Additionally, the Cleco Power earnings target range accommodates in-service dates for Rodemacher Unit 3 from Sept. 30, 2009, through the end of 2009. Midstream's earnings estimate assumes continued performance by Evangeline's tolling counterparty and is based on assumptions about Acadia's plant operations and meeting the obligations under third-party forward sales agreements."

Strategic update:

Cleco Power
"Construction of Rodemacher Unit 3 is more than 90 percent complete, and as reported last quarter, the prerequisites for actual startup are ongoing," Madison said.

"On July 27, 2009, we notified the Administrative Law Judge that Cleco Power, along with the Louisiana Public Service Commission staff, and the intervenors in the case had made significant progress toward a full resolution of all issues in the case," Madison said. "We are pleased that our proposed rate plan has a target return on equity of 10.7 percent with sharing occurring after 11.3 percent. This settlement brings us one step closer to delivering on our growth strategy and will now be presented to the commission for approval. We hope to implement our new rate plan when Rodemacher Unit 3 begins commercial operation in the fourth quarter of 2009."

"Cleco Power's acquisition of 50 percent of the Acadia plant is progressing. We've finished our due diligence and signed the agreements to transfer the asset," Madison said. "The next step is to file for regulatory approvals. The acquisition is expected to be complete during the first quarter of 2010. Beginning January 2010, the agreements provide that Acadia will continue to operate the plant and serve Cleco Power under a tolling agreement covering 50 percent of the plant until the transaction is closed."

Midstream
"In addition to working on the Acadia–Cleco Power transaction, our Midstream subsidiary continues to work on selling the remaining capacity at Acadia either through a power purchase agreement, tolling agreement or asset sale in order to attain the maximum value from the asset," Madison said.

Cleco management will discuss the company's second-quarter 2009 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Thursday, Aug. 6, 2009. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation Second-Quarter 2009 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 276,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of nameplate generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended June 30	2009	2008
Operating revenue		
Electric operations	$ 195,651	$ 259,581
Other operations	8,712	12,758
Affiliate revenue	2,863	2,448
Operating revenue	207,226	274,787
Operating expenses		
Fuel used for electric generation	50,326	22,887
Power purchased for utility customers	56,547	151,949
Other operations	25,941	22,862
Maintenance	14,766	14,589
Depreciation	19,479	19,336
Taxes other than income taxes	8,300	9,455
Total operating expenses	175,359	241,078
Operating income	31,867	33,709
Interest income	271	1,258
Allowance for other funds used during construction	17,538	14,993
Equity loss from investees	(3,125)	(2,365)
Other income	1,633	91
Other expense	(480)	(1,377)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	20,150	14,947
Allowance for borrowed funds used during construction	(6,421)	(5,026)
Total interest charges	13,729	9,921
Income before income taxes	33,975	36,388
Federal and state income tax expense	6,949	6,999
Net income	27,026	29,389
Preferred dividends requirements, net of tax	12	12
Net income applicable to common stock	$ 27,014	$ 29,377
Average shares of common stock outstanding		
Basic	60,175,528	59,998,227
Diluted	60,451,665	60,168,947
Basic earnings per share		
From continuing operations	$ 0.45	$ 0.49
Net income applicable to common stock	$ 0.45	$ 0.49
Diluted earnings per share		
From continuing operations	$ 0.45	$ 0.49
Net income applicable to common stock	$ 0.45	$ 0.49
Cash dividends paid per share of common stock	$ 0.225	$ 0.225

--more --

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the six months ended June 30	2009	2008
Operating revenue		
Electric operations	$ 398,517	$ 469,462
Other operations	15,820	22,821
Affiliate revenue	5,825	5,054
Operating revenue	420,162	497,337
Operating expenses		
Fuel used for electric generation	138,629	68,423
Power purchased for utility customers	102,265	241,743
Other operations	50,892	45,138
Maintenance	25,325	24,702
Depreciation	38,613	38,686
Taxes other than income taxes	15,333	18,286
Gain on sales of assets	-	(99)
Total operating expenses	371,057	436,879
Operating income	49,105	60,458
Interest income	682	2,875
Allowance for other funds used during construction	34,529	28,677
Equity loss from investees	(14,876)	(6,939)
Other income	2,674	157
Other expense	(1,332)	(2,046)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	41,466	29,265
Allowance for borrowed funds used during construction	(12,634)	(9,603)
Total interest charges	28,832	19,662
Income before income taxes	41,950	63,520
Federal and state income tax expense	8,275	12,060
Net income	33,675	51,460
Preferred dividends requirements, net of tax	23	23
Net income applicable to common stock	$ 33,652	$ 51,437
Average shares of common stock outstanding		
Basic	60,132,358	59,948,801
Diluted	60,279,903	60,068,682
Basic earnings per share		
From continuing operations	$ 0.56	$ 0.86
Net income applicable to common stock	$ 0.56	$ 0.86
Diluted earnings per share		
From continuing operations	$ 0.56	$ 0.86
Net income applicable to common stock	$ 0.56	$ 0.86
Cash dividends paid per share of common stock	$ 0.450	$ 0.450

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CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At June 30, 2009	At Dec. 31, 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 41,996	$ 97,483
Accounts receivable, net	86,998	78,314
Other current assets	270,800	290,582
Total Current Assets	399,794	466,379
Property, plant and equipment, net	2,161,603	2,045,286
Equity investment in investees	248,485	249,144
Prepayments, deferred charges and other	607,889	580,395
Total Assets	$ 3,417,771	$ 3,341,204
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ 11,087	$ 63,546
Accounts payable	86,043	138,300
Other current liabilities	152,591	158,987
Total Current Liabilities	249,721	360,833
Deferred credits and other liabilities	859,742	812,687
Long-term debt, net	1,238,757	1,106,819
Total Liabilities	2,348,220	2,280,339
Shareholders' Equity		
Preferred stock	1,029	1,029
Common shareholders' equity	1,078,352	1,069,669
Accumulated other comprehensive loss	(9,830)	(9,833)
Total Shareholders' Equity	1,069,551	1,060,865
Total Liabilities and Shareholders' Equity	$ 3,417,771	$ 3,341,204

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, statements regarding the Rodemacher Unit 3 project, Cleco Power's pending rate case and Cleco Power's 2007 long-term request for proposal (RFP). There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, construction and operational startup of Rodemacher Unit 3, the continuation of the existing rate plan, the outcome of Cleco Power's pending rate case, the results of Cleco Power's 2007 long-term RFP, the implementation of the Acadiana Load Pocket project, the impact of the global financial crisis, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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